Exhibit 99.2

EXECUTION VERSION

ARRANGEMENT AGREEMENT

BETWEEN

BROOKFIELD ASSET MANAGEMENT LTD.

and

BROOKFIELD CORPORATION

October 31, 2024

- i -

TABLE OF CONTENTS

(continued)

- ii -

ARRANGEMENT AGREEMENT

This Arrangement Agreement made as of the 31st day of October, 2024,

B E T W E E N:

BROOKFIELD ASSET MANAGEMENT LTD., a corporation existing under the laws of British Columbia,

(hereinafter referred to as “BAM”)

- and -

BROOKFIELD CORPORATION, a corporation existing under the laws of Ontario,

(hereinafter referred to as “BN”)

WHEREAS BAM and BN hold, directly and indirectly, approximately 27% and 73%, respectively, of the issued and outstanding common shares of Brookfield Asset Management ULC (“BAM ULC”) (the “Common Shares”);

AND WHEREAS BAM and BN each wish to undertake a transaction by means of the Arrangement (as defined herein) whereby, among other things, BN and the Subsidiary Shareholders (as defined herein) will exchange all of their Common Shares (the “BN Held Common Shares”) for newly-issued Class A Limited Voting Shares in the capital of BAM (the “BAM Class A Shares”) on a one-for-one basis;

AND WHEREAS on completion of the Arrangement, (i) BN will own, directly or indirectly, BAM Class A Shares representing an approximate 73% interest in BAM and (ii) BAM will own, directly or indirectly, 100% of the outstanding Common Shares;

AND WHEREAS the BAM Board (as defined herein) has reviewed the terms and conditions of the Arrangement and based on, among other things, the unanimous recommendation of the Governance, Nominating and Compensation Committee of BAM (the “GNCC”), whose recommendation came after reviewing and considering the formal valuation provided by an independent valuator pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a fairness opinion and other considerations related to the Arrangement, has, with Mr. Bruce Flatt having recused himself, unanimously concluded that the Arrangement is in the best interests of BAM;

AND WHEREAS the BN Board (as defined herein) has reviewed the terms and conditions of the Arrangement and, on the unanimous recommendation of the governance and nominating committee of BN, has, with Mr. Bruce Flatt having recused himself, unanimously concluded that the Arrangement is in the best interests of BN;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Agreement, including the recitals hereto, other than the schedules and unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Agreement” means this arrangement agreement, including the schedules attached hereto, as supplemented or amended from time to time.

“Arrangement” means an arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or supplements to the Plan of Arrangement made in accordance with its terms, the terms of this Agreement or made at the direction of the Court.

“Arrangement Records” means the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the registrar after the Final Order has been granted giving effect to the Arrangement including, as applicable, one or more notices of alteration of notices of articles and a copy of the Final Order.

“BAM” has the meaning given to such term in the Preamble to this Agreement.

“BAM Arrangement Resolution” means the special resolution of BAM Shareholders approving the Arrangement to be considered at the BAM Meeting, to be substantially in the form attached as Schedule B.

“BAM Board” means the board of directors of BAM as constituted from time to time.

“BAM Circular” means the management information circular of BAM, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to BAM Shareholders in connection with the BAM Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“BAM Class A Shares” has the meaning given to such term in the Preamble to this Agreement.

“BAM Class B Shares” means the Class B Limited Voting Shares in the capital of BAM.

“BAM Meeting” means the special meeting of BAM Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve, the BAM Arrangement Resolution and the other matters set out in the notice of meeting accompanying the BAM Circular.

“BAM Meeting Materials” means the notice of meeting, the BAM Circular and the form of proxy in respect of the BAM Meeting which accompanies the BAM Circular.

“BAM Shareholders” means, collectively, the holders of BAM Class A Shares and the holders of BAM Class B Shares entitled to receive notice of the BAM Meeting and vote on the BAM Arrangement Resolution, in accordance with the Interim Order.

“BAM Shares” means, collectively, the BAM Class A Shares and the BAM Class B Shares.

“BAM ULC” has the meaning given to such term in the Preamble to this Agreement.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, each as amended from time to time.

“BN” has the meaning given to such term in the Preamble to this Agreement.

“BN Board” means the board of directors of BN as constituted from time to time.

“BN Circular” means (if applicable) the management information circular of BN, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to BN Shareholders in connection with the BN Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“BN Class A Shares” means the Class A Limited Voting Shares in the capital of BN.

“BN Class B Shares” means the Class B Limited Voting Shares in the capital of BN.

“BN Disclosure Letter” means the confidential disclosure letter executed and delivered by BN to BAM in connection with the execution of this Agreement.

“BN Held Common Shares” has the meaning given to such term in the Preamble to this Agreement.

“BN Meeting” means (if applicable) the special meeting of BN Shareholders (including any adjournment or postponement thereof) to be called and held to consider, and if deemed advisable, to approve, the BN Resolution and the other matters set out in the notice of meeting accompanying the BN Circular.

“BN Meeting Materials” means (if applicable) the notice of meeting, the BN Circular and the form of proxy in respect of the BN Meeting which accompanies the BN Circular.

“BN Resolution” means (if applicable) the special resolution of BN Shareholders approving the Arrangement to be considered at the BN Meeting, to be substantially in the form and content attached to the BN Circular.

“BN Shareholders” means, collectively, the holders of BN Class A Shares and the holders of BN Class B Shares entitled to receive notice of the BN Meeting and vote on the BN Resolution.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in both Ontario and British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia.

“Common Shares” has the meaning given to such term in the Preamble to this Agreement.

“Control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the securities, interests or rights only to secure a debt or similar obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or (iii) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning.

“Court” means the Supreme Court of British Columbia.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date the Parties agree upon, acting reasonably, that is within three Business Days following the satisfaction or waiver of the conditions precedent to the completion of the Arrangement, including the granting of the Final Order by the Court.

“Effective Time” means 5:00 p.m. Toronto local time on the Effective Date, or such other time as may be agreed to by BN and BAM.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Exemption” means an exemption granted by the Ontario Securities Commission, as principal regulator of BN, pursuant to section 9.1 of MI 61-101 and Multilateral Instrument 11-102 – Passport System from the requirements of sections 5.4 and 5.6 of MI 61-101 applicable to BN to obtain a formal valuation of the Common Shares and the BAM Class A Shares and minority approval of the Arrangement.

“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement, pursuant to Section 291 of the BCBCA, as it may be amended or affirmed prior to the Effective Time by the Court or an appellate court, as the case may be.

“GNCC” has the meaning given to such term in the Preamble to this Agreement.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“Interested BAM Class A Shareholder” means, at the applicable time, a holder of BAM Class A Shares who is, for the purposes of voting on the BAM Arrangement Resolution, an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded for the purposes of a vote on the BAM Arrangement Resolution under the requirements of MI 61-101.

“Interim Order” means the interim order of the Court in respect of the Arrangement, in a form acceptable to the Parties, as it may be varied or amended, as contemplated by Section 2.3 of this Agreement.

“Law” or “Laws” means, with respect to any Person, any Law, constitution, treaty, by-laws, statutes, codes, rules, regulations, guidance, principles of law and equity, Orders, rulings, decisions, ordinances, judgments, injunctions, determinations, awards, decrees or other similar requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority, as amended, and, for greater certainty, includes the terms and conditions of any authorization of or from any Governmental Authority.

“material adverse effect” means, in respect of any corporation or company, any event, change, occurrence, effect, development, state of facts or circumstances that, individually or in the aggregate with other events, changes, occurrences, effects, developments, states of facts or circumstances has had, or would reasonably be expected to have, a material adverse effect on the business, assets, affairs, operations, condition (financial or otherwise) or results of operations or liabilities (contingent or otherwise and whether contractual or otherwise) of that corporation or company and its Subsidiaries taken as a whole; except any such event, change, occurrence, effect, development, state of facts or circumstances resulting from or arising in connection with:

(a)	any change, development or condition generally affecting the industry in which the corporation or company operates;

(b)

any change in global, national or regional political conditions (including any temporary facility takeover for emergency purposes, outbreak of hostilities or war or acts of terrorism or any escalation);

(c)	any earthquake, flood or other natural disaster;

(d)	any epidemic, pandemic or general outbreaks of illness or other public health crisis;

(e)

any change in general economic, business, banking, regulatory, political or market conditions or in financial, credit, currency, commodities or securities markets, including any fluctuations in currency exchange, interest or inflation rates, in Canada or the United States;

(f)	any change in applicable generally acceptable accounting principles, including IFRS and U.S. GAAP, after the date of this Agreement;

(g)

any change in Laws after the date of this Agreement (provided that this clause (g) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with Laws);

(h)	the execution, announcement and pendency of this Agreement or the consummation of the transactions contemplated hereby;

(i)	the actions or inactions expressly required by this Agreement or that are taken (or omitted to be taken) with the prior written consent of the Parties;

(j)

any change in the market price or trading volume of any securities of the corporation or company (it being understood that the causes underlying such changes in market price or trading volume may be taken into account, to the extent permitted by this Agreement, in determining whether a material adverse effect has occurred); or

(k)

the failure, in and of itself, of the corporation or company to meet any internal, published or public projections, forecasts, guidance or estimates, including of revenues, earnings, cash flows or other financial operating metrics before, on or after the date of this Agreement (it being understood that the causes underlying such failure may be taken into account, to the extent not referred to in paragraphs (a) to (i) above, in determining whether a material adverse effect has occurred);

provided, however, that paragraphs (a) to and including (g) above do not apply to the extent that any such event, change, occurrence, effect, development, state of facts or circumstances disproportionately adversely affect the corporation or company and its Subsidiaries, taken as a whole, compared to other companies primarily operating in the industry in which such corporation or company operates.

“MI 61-101” has the meaning given to such term in the Preamble to this Agreement.

“misrepresentation” means an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

“NYSE” means the New York Stock Exchange.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, settlements, stipulations or decreed of any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means, with respect to any Party, that such action is consistent with the past practices of such Party or its Subsidiaries and is taken in the ordinary course of the normal day-to-day operations of the business of the Party or its Subsidiaries.

“Outside Date” means March 31, 2025, or such later date as may be agreed to in writing by the Parties.

“Party” means a party to this Agreement.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means the plan of arrangement proposed under Section 288 of the BCBCA, attached as Schedule A, as amended, varied or supplemented in accordance with the terms thereof, the terms of this Agreement or made at the discretion of the Court in the Final Order.

“Registrar” means the Registrar of Companies under the BCBCA.

“Representatives” means, collectively, the directors, officers, employees and agents of a Party at any time and their respective heirs, executors, administrators and other legal representatives.

“Securities Act” means the Securities Act (Ontario) and the regulations made thereunder, each as amended from time to time.

“Subsidiary” means, at a particular time, a Person Controlled, directly or indirectly, by another Person.

“Subsidiary Shareholders” means, collectively, BN BAM Holding Inc., BN BAM Holding 2 Inc., BN BAM Holding 3 Inc., BN BAM Holding 4 Inc., BN BAM Holding 5 Inc., BN BAM Holding 6 Inc. and Brookfield Renewable Power Inc.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp) C.1, as amended, including the regulations promulgated thereunder.

“Transaction Costs” means all fees, costs and expenses incurred directly in connection with the Arrangement, including financing fees, advisory and other professional expenses and printing and mailing costs associated with the BAM Meeting Materials and the BN Meeting Materials.

“TSX” means the Toronto Stock Exchange.

“Valuation” means the formal valuation of the BAM Shares provided by the Valuator in accordance with the requirements of MI 61-101.

“Valuator” means KPMG LLP, the independent valuator selected and engaged by the GNCC to prepare the Valuation.

1.2	Construction.

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)

the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Agreement;

(c)

words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, Governmental Authorities and other entities;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day;

(f)	a reference to time is to local time in Toronto, Ontario; and

(g)	a reference to the knowledge of a Party means to the best of the knowledge of any of the executive officers of such Party after reasonable enquiry.

1.3	Currency.

All references to currency herein are to lawful money of Canada unless otherwise specified.

1.4	BN Disclosure Letter.

The BN Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce its rights under this Agreement.

1.5	Schedules.

The following schedules are attached to this Agreement and form a part hereof:

Schedule A – Plan of Arrangement

Schedule B – BAM Arrangement Resolution

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement.

Each of the Parties agrees that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

2.2	Effective Date and Effective Time.

The Arrangement will become effective on the Effective Date, and, commencing at the Effective Time, the steps to be carried out pursuant to the Arrangement will become effective in the order set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement.

2.3	Interim Order.

As soon as reasonably practicable following the execution of this Agreement, BAM will apply to the Court pursuant to Section 291 of the BCBCA and prepare, file and diligently pursue an application for the Interim Order, which will provide, among other things:

(a)	for the calling and holding of the BAM Meeting for the purpose, among other things, of considering the BAM Arrangement Resolution;

(b)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the BAM Meeting and for the manner in which such notice is to be provided;

(c)

that the requisite approval for the BAM Arrangement Resolution will be: (i) not less than 66 2⁄3% of the votes cast by the holders of BAM Class A Shares present in person or represented by proxy at the BAM Meeting; (ii) not less than 66 2⁄3% of the votes cast by the holders of BAM Class B Shares present in person or represented by proxy at the BAM Meeting; and (iii) not less than a majority of the votes cast by the holders of BAM Class A Shares present in person or represented by proxy at the BAM Meeting, other than votes cast in respect of BAM Class A Shares that are beneficially owned by any Interested BAM Class A Shareholders or over which control or direction is exercised by any Interested BAM Class A Shareholder;

(d)

that, in all other respects, the terms, conditions and restrictions of BAM’s articles, including quorum requirements for BAM Shareholders, and all other matters, shall apply in respect of the BAM Meeting;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	for the confirmation of the record date for the BAM Meeting; and

(g)	that the BAM Meeting may be adjourned or postponed from time to time by BAM without the need for additional approval of the Court.

2.4	BAM Meeting and BAM Meeting Materials.

Subject to the terms of this Agreement and the receipt of the Interim Order:

(a)

BAM will convene and conduct the BAM Meeting in accordance with the Interim Order and Law as soon as reasonably practicable for the purpose of considering the BAM Arrangement Resolution (and any other proper purpose as may be set out in the BAM Meeting Materials);

(b)

BAM will not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the BAM Meeting except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Authority;

(c)

BAM will: (i) prepare the BAM Meeting Materials (and any necessary amendments or supplements to the BAM Circular), together with any other documents required by Law in connection with the BAM Meeting; (ii) cause the BAM Meeting Materials and other documentation required under Law in connection with the BAM Meeting to be mailed and filed as required by the Interim Order and in accordance with Law; and (iii) ensure that the BAM Circular complies in all material respects with all Laws and the Interim Order and contains sufficient detail to permit BAM Shareholders to form a reasoned judgment concerning the matters to be placed before them at the BAM Meeting. The Parties will cooperate in the preparation of the BAM Meeting Materials and any amendment or supplement to the BAM Meeting Materials as required or appropriate, and BAM will promptly mail or otherwise publicly disseminate any amendment or supplement to the BAM Meeting Materials to BAM Shareholders in accordance with the Interim Order and, if required by the Court or Law, file the same with any Governmental Authority. Without limiting the generality of the foregoing, BAM shall ensure the BAM Meeting Materials do not contain any misrepresentation; and

(d)

the BAM Circular will, among other things, (i) include a copy of the Valuation and the fairness opinion; (ii) state that the BAM Board and the GNCC have received the Valuation and fairness opinion; and (iii) contain a statement that the BAM Board has, with Mr. Bruce Flatt having recused himself, based on, among other things, the unanimous recommendation of the GNCC, unanimously concluded that the Arrangement is in the best interests of BAM, approved the entering into of this Agreement and recommended that BAM Shareholders vote in favour of the BAM Arrangement Resolution.

2.5	BN Meeting and BN Meeting Materials.

Unless the Exemption is obtained on or prior to December 7, 2024, or such later date as may be agreed upon between BN and BAM, and subject to the terms of this Agreement:

(a)

BN will convene and conduct the BN Meeting in accordance with Law as soon as reasonably practicable, but in any event on or prior to January 20, 2025, for the purpose of considering the BN Resolution (and any other proper purpose as may be set out in the BN Meeting Materials);

(b)

BN will not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the BN Meeting except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Authority;

(c)

BN will: (i) prepare the BN Meeting Materials (and any necessary amendments or supplements to the BN Circular), together with any other documents required by Law in connection with the BN Meeting; (ii) cause the BN Meeting Materials and other documentation required under Law in connection with the BN Meeting to be mailed and filed as required by the Interim Order and in accordance with Law; and (iii) ensure that the BN Circular complies in all material respects with all Laws and contains sufficient detail to permit BN Shareholders to form a reasoned judgment concerning the matters to be placed before them at the BN Meeting. The Parties will cooperate in the preparation of any amendment or supplement to the BN Meeting Materials as required or appropriate, and BN will promptly mail or otherwise publicly disseminate any amendment or supplement to the BN Meeting Materials to BN Shareholders and, if required by Law, file the same with any Governmental Authority; and

(d)

the BN Circular will, among other things, contain a statement that the BN Board has, with Mr. Bruce Flatt having recused himself, based on, among other things, the unanimous recommendation of the governance and nominating committee of the BN Board, unanimously, concluded that the Arrangement is in the best interests of BN, approved the entering into of this Agreement and recommended that BN Shareholders vote in favour of the BN Resolution.

2.6	Effecting the Arrangement and Ancillary Filings with the Registrar.

Subject to the rights of termination contained in Section 6.2, upon BAM Shareholders approving the Arrangement as set out in the Interim Order, BAM obtaining the Final Order and the satisfaction (or waiver, if applicable) of the other conditions herein contained in favour of each of the Parties and either the receipt of the Exemption or the (if applicable) BN Shareholders approving the BN Resolution, the Parties covenant and agree to, within three Business Days following the satisfaction or waiver of such conditions herein contained, file with the Registrar any and all documents (including, with respect to the Arrangement Records) and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Arrangement and implement the Plan of Arrangement on such date. The closing of the Arrangement will take place at the offices of Torys LLP, Suite 3300, 79 Wellington Street West, Toronto, Ontario M5K 1N2 at 8:00 a.m. (Toronto local time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Mutual Representations and Warranties.

Each Party represents and warrants to each of the other Parties, and BN represents on behalf of itself and each of the Subsidiary Shareholders to each of the other Parties, as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)

it is duly incorporated, amalgamated or continued and is validly existing under the laws of its governing jurisdiction and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)

it has all necessary corporate power and authority to execute and deliver this Agreement, the Plan of Arrangement and the other agreements and documents to be entered into by it in connection with the Arrangement, to perform its obligations hereunder and thereunder and, subject to obtaining any required shareholder or Court approvals, to consummate the transactions contemplated hereunder and thereunder;

(c)	the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein do not and will not:

(i)	result in the breach of, or violate any term or provision of, its articles or by-laws;

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a material adverse effect on it; or

(iii)	violate any provisions of any Law or any judicial or administrative award, judgement, order or decree applicable and known to it, the violation of which would have a material adverse effect on it;

(d)

no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it, except as contemplated by the Plan of Arrangement;

(e)

the execution and delivery of this Agreement and the completion of the transaction contemplated herein have been duly approved by its board of directors, and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law; and

(f)

other than the Interim Order, the Final Order and the Exemption (if the BN Shareholder Approval is not obtained), no authorization of, or other action by or in respect of, or filing, recording, registering or publication with, any Governmental Authority is necessary on the part of the Parties for the consummation by the Parties of their obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such authorizations and filings as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of any of the Parties to consummate the Arrangement.

3.2	Additional Representations and Warranties of BAM.

BAM represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	the authorized capital of BAM consists of an unlimited number of BAM Class A Shares and 21,280 BAM Class B Shares;

(b)

as of October 30, 2024, there were 442,953,107 BAM Class A Shares and 21,280 BAM Class B Shares issued and outstanding, all of which have been duly issued and are outstanding as fully paid and non-assessable shares in the capital of BAM;

(c)

BAM has full power and authority to issue BAM Class A Shares pursuant to the Arrangement and such BAM Class A Shares, when issued, will be duly authorized and validly issued as fully paid and non-assessable Class A Limited Voting Shares in the capital of BAM, free and clear of any lien or other similar right with respect thereto, other than under applicable securities laws;

(d)	BAM is a “taxable Canadian corporation” for purposes of the Tax Act; and

(e)

each of the GNCC and the BAM Board has received an oral Valuation from the Valuator and BAM has been authorized by the Valuator to permit inclusion of the Valuation and references thereto in the BAM Circular and in such public disclosure as may be required by BN pursuant to the Exemption.

3.3	Additional Representations and Warranties of BN.

BN represents and warrants, on behalf of itself and each of the Subsidiary Shareholders, to each of the Parties as follows and acknowledges that the Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement, except as disclosed in the BN Disclosure Letter:

(a)	the BN Held Common Shares are owned by BN and the Subsidiary Shareholders, legally and beneficially, with good and valid title, free and clear of all liens;

(b)

no Person has any agreement, option, understanding or commitment or any right or privilege (whether by law, contractual or otherwise) capable of becoming such for the purchase or acquisition from BN or certain of its Subsidiaries for the BN Held Common Shares; and

(c)	the Subsidiary Shareholders are each wholly-owned Subsidiaries of BN.

3.4	Survival.

The representations and warranties of each Party contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

4.1	Covenants of BAM Regarding the Conduct of Business.

(a)

BAM covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms and except (i) as expressly permitted or required by this Agreement or the Plan of Arrangement, (ii) as required by Law or a Governmental Authority, or (iii) unless BN shall otherwise request or provide consent in writing, such consent not to be unreasonably withheld, conditioned or delayed, BAM shall conduct business only in, and not take any action except in the Ordinary Course and use commercially reasonable efforts to preserve intact its present business organization, goodwill, properties, business relationships and assets in all material respects and to keep available the services of its and their officers and employees as a group and to maintain good relations with suppliers, customers, landlords, licensors, lessors, creditors, distributors, partners and all other Persons having business relationships with BAM.

(b)

Without limiting the generality of Section 4.1(a), BAM shall not, directly or indirectly, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(i)

unless BN shall otherwise request or provide consent in writing, such consent not to be unreasonably withheld, conditioned or delayed, amend or propose to amend its articles or other comparable constating documents;

(ii)

issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any BAM Shares or other equity or voting interests or any options, share appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any BAM Shares or other equity or voting interests or other securities, except for the issuance of incentive compensation securities pursuant to BAM’s existing plans in the Ordinary Course;

(iii)	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire BAM Shares;

(iv)

increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof, any equity commitment or otherwise become liable with respect to the liabilities of any Person in an amount, on a per transaction or series of related transactions basis, in excess of $10,000,000;

(v)	reorganize, amalgamate or merge BAM with any other Person; or

(vi)	reduce the stated capital of BAM Shares.

4.2	General Covenants.

Subject to the terms of this Agreement, each Party will:

(a)	use its commercially reasonable efforts and do all things reasonably required of it to cause the Plan of Arrangement to become effective on the Effective Date;

(b)

prior to and following the Effective Date, do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be reasonably required to facilitate the carrying out of the intent and purpose of this Agreement; and

(c)	prior to and following the Effective Date, cooperate with and assist each other Party in dealing with transitional and other matters relating to or arising from the Arrangement or this Agreement.

4.3	Covenants of BAM.

BAM covenants and agrees to (and will cause each of its Subsidiaries, as applicable, to):

(a)

perform the obligations required to be performed by BAM under the Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using all commercially reasonable efforts to obtain:

(i)	the approval of BAM Shareholders required for the implementation of the Arrangement;

(ii)	the Interim Order and the Final Order;

(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iv)	satisfaction of the other conditions precedent referred to in Article 5;

(b)

not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement;

(c)

make a joint election with BN and each of the Subsidiary Shareholders in respect of the disposition of their Common Shares pursuant to section 85 of the Tax Act (or any similar provision of any provincial or territorial tax legislation) as contemplated in the Plan of Arrangement, with the agreed amount under such joint elections to be determined by each such transferor in its sole discretion within the limits set out in the Tax Act; and

(d)

on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of applicable securities laws of jurisdictions in Canada and the United States for the issue by BAM of the securities to be issued pursuant to the Arrangement, and such other exemptions that are necessary or desirable in connection with the Arrangement.

4.4	Covenants of BN.

BN covenants and agrees to:

(a)

perform the obligations required to be performed by it under the Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using all commercially reasonable efforts to obtain:

(i)	the Exemption or the approval of BN Shareholders required for the implementation of the Arrangement;

(ii)	such other consents, rulings, orders, approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iii)	satisfaction of the other conditions precedent referred to in Article 5;

(b)

make, and cause the Subsidiary Shareholders to make, a joint election with BAM in respect of the disposition of its Common Shares pursuant to section 85 of the Tax Act (or any similar provision of any provincial or territorial tax legislation) as contemplated in the Plan of Arrangement, with the agreed amount under such joint elections to be determined by each such transferor in its sole discretion within the limits set out in the Tax Act;

(c)

not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement; and

(d)

except as disclosed in the BN Disclosure Letter, not, and cause the Subsidiary Shareholders to not, issue, deliver, transfer, pledge, encumber, dispose or sell, or authorize the issuance, delivery, transfer, pledge, encumbrance, disposal or sale of, any Common Shares, or grant options, warrants, calls or other rights to purchase or otherwise acquire any Common Shares.

ARTICLE 5

CONDITIONS

5.1	Conditions Precedent to Obligations of BAM.

The obligation of BAM to complete the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent, each of which may be waived, in whole or in part, by BAM:

(a)	the BAM Arrangement Resolution will have been approved by BAM Shareholders at the BAM Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to BAM;

(c)

all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by the Parties, each acting reasonably, to be necessary or desirable for the completion of the transactions provided for in this Agreement or the Plan of Arrangement will have been obtained or received on terms that are satisfactory to BAM, acting reasonably;

(d)

no law, regulation or policy will have been proposed, enacted, issued, promulgated, enforced or applied that interferes with or is inconsistent with the completion of the Arrangement or their effective application to the Arrangement;

(e)	there will not be in force any order or decree restraining or enjoining the completion of the transactions contemplated by this Agreement; and

(f)	this Agreement will not have been terminated pursuant to the provisions of Article 6.

5.2	Conditions Precedent to Obligations of BN.

The obligation of BN to complete the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent, each of which may be waived, in whole or in part, by BN:

(a)	the Exemption will have been obtained and not rescinded or the BN Resolution will have been approved by BN Shareholders at the BN Meeting;

(b)

all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by the Parties, each acting reasonably, to be necessary or desirable for the completion of the transactions provided for in this Agreement or the Plan of Arrangement will have been obtained or received on terms that are satisfactory to BN, acting reasonably;

(c)

no law, regulation or policy will have been proposed, enacted, issued, promulgated, enforced or applied that interferes with or is inconsistent with the completion of the Arrangement or their effective application to the Arrangement;

(d)	there will not be in force any order or decree restraining or enjoining the completion of the transactions contemplated by this Agreement;

(e)

the BAM Class A Shares to be issued pursuant to the Arrangement will have been conditionally approved to be listed and posted for trading on the NYSE and the TSX, subject to, in each case, standard listing conditions imposed by the NYSE and the TSX, as applicable, in similar circumstances; and

(f)	this Agreement will not have been terminated pursuant to the provisions of Article 6.

5.3	Conditions Precedent to Obligations of Each Party.

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived, in whole or in part, by such Party without prejudice to its right to rely on any other condition in its favour) that:

(a)	the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects;

(b)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a material adverse effect of BAM ULC;

(c)

except as set forth in this Agreement, the representations and warranties of each other Party will be true and correct in all respects as at the Effective Date as though made at the Effective Time, with the same effect as if such representations and warranties had been made at, and as of, such time.

5.4	Merger of Conditions.

The conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied or waived, as applicable, on the filing by BAM of the Arrangement Records under the BCBCA to give effect to the Plan of Arrangement.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1	Amendment.

Subject to the provisions of the Interim Order, the Plan of Arrangement and Law, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the BAM Meeting and/or the BN Meeting, but not later than the Effective Time, be amended, modified or supplemented by written agreement of the Parties, without further notice to or authorization on the part of BAM Shareholders.

6.2	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

6.3	Termination.

This Agreement may be terminated at any time prior to the Effective Time: (i) by mutual written agreement of BAM and BN; or (ii) by either BAM or BN if the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.3 shall not be available to any Party whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date.

6.4	Effect of Termination.

Upon the termination of this Agreement pursuant to Section 6.3 hereof, (i) this Agreement shall become null and void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto and (ii) no Party will have any liability or further obligation to the other Parties hereto or any other Person.

6.5	Limitations of Covenants.

None of the covenants of BAM or BN contained herein shall prevent the BAM Board or BN Board, as the case may be, from:

(a)	acting in accordance with its view of its fiduciary duties;

(b)

responding as required by Law to any unsolicited submission or proposal regarding any acquisition or disposition of its respective assets or assets of any of its respective Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving BAM, BN or any of their Subsidiaries; or

(c)	making any disclosure to BAM Shareholders or BN Shareholders, which, in the judgement of the BAM Board or the BN Board, respectively, is required under Law.

ARTICLE 7

GENERAL

7.1	Expenses.

Except as otherwise agreed, each Party shall pay for its own portion of the Transaction Costs relating to (i) shareholders meetings and mailing and (ii) any legal or advisory fees (as applicable). For greater certainty, all other Transaction Costs not relating to the foregoing will be the responsibility of, and will be paid for by, BAM ULC.

7.2	Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

(a)	To BAM:

Brookfield Asset Management Ltd.

250 Vesey Street, 15th Floor

New York, New York

10281-0221

United States

Attention:   Olivia Garfield

E-mail:    [Redacted]

With a copy to:

Brookfield Asset Management Ltd.

250 Vesey Street, 15th Floor

New York, New York

10281-0221

United States

Attention:   Kathy Sarpash

Email:    [Redacted]

(b)	To BN:

Brookfield Corporation

Brookfield Place

181 Bay Street, EP 100

Toronto, Ontario M5J 2T3

Attention:   Frank J. McKenna

Email:    [Redacted]

With a copy to:

Brookfield Corporation

Brookfield Place

181 Bay Street, EP 100

Toronto, Ontario M5J 2T3

Attention:   Swati Mandava

E-mail:    [Redacted]

or other such address that a Party may, from time to time, advise the other Parties hereto by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient with written confirmation of receipt by fax and verbal confirmation of same and on the next Business Day, if not given during such hours.

7.3	Time of the Essence.

Time is of the essence of this Agreement.

7.4	Assignment.

No Party may assign its rights or obligations under this Agreement or the Plan of Arrangement without the prior written consent of the other Parties, provided that no such consent will be required for any Party to assign its rights and obligations under this Agreement and the Plan of Arrangement to a corporate successor to such Party (whether by way of amalgamation or winding-up) or to a purchaser of all or substantially all of the assets of such Party.

7.5	Binding Effect.

This Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

7.6	Waiver.

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

7.7	Entire Agreement.

This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

7.8	Governing Law; Attornment.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

7.9	Limitation on Liability.

No Representative of a Party shall have any personal liability whatsoever on behalf of such Party (or any of its Subsidiaries) to any other Party under this Agreement, the Arrangement or any other transactions entered into, or documents delivered, in connection with any of the foregoing. In no event will one Party be liable to any other Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability, arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of such damages.

7.10	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in any acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

7.11	Counterparts; Facsimiles.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement.

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Authorized Signatory

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava Title: Authorized Signatory

Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

(Please see attached.)

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Aggregate Capital Share Number” means the number of BAM Class A Shares equal to the U.S. Dollar Equivalent of the aggregate principal amount of the Capital Notes owned by Holdings (2025) LP immediately before Section 3.1(n) divided by the Trading Price, and rounded down, if necessary, to the nearest whole number.

“Aggregate Capital Unit Number” means the number of Class A LP Units equal to the aggregate principal amount of the Capital Notes owned by BN immediately before Section 3.1(m) divided by C$1.00, and rounded down, if necessary, to the nearest whole number.

“Applicable Number” means, in the case of each Transferor, the number equal to the number of Common Shares owned by the Transferor immediately prior to the Effective Time less the Capital Share Number.

“Arrangement” means an arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, variations or supplements to this Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court.

“Arrangement Agreement” means the arrangement agreement dated October 31, 2024 between BN, BAM and BAM ULC (including the schedules thereto), as amended or supplemented in accordance with its terms.

“BAM” means Brookfield Asset Management Ltd., a corporation governed by the laws of British Columbia.

“BAM Arrangement Resolution” means the special resolution of BAM Shareholders approving the Plan of Arrangement to be considered at the BAM Meeting, to be substantially in the form and content attached to the BAM Circular.

“BAM Circular” means the management information circular of BAM, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to BAM Shareholders in connection with the BAM Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

“BAM Class A Shares” means the Class A Limited Voting Shares in the capital of BAM.

“BAM Class B Shares” means the Class B Limited Voting Shares in the capital of BAM.

“BAM Meeting” means the special meeting of BAM Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve, the BAM Arrangement Resolution and the other matters set out in the notice of meeting accompanying the BAM Circular.

“BAM Shareholders” means collectively the holders of BAM Class A Shares and the holders of BAM Class B Shares entitled to receive notice of the BAM Meeting and vote on BAM Arrangement Resolution, in accordance with the Interim Order.

“BAM ULC” means Brookfield Asset Management ULC, an unlimited liability company governed under the laws of British Columbia.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, each as amended from time to time.

“BN” means Brookfield Corporation, a corporation governed under the laws of Ontario.

“BN Holdco” means an indirect subsidiary of BN to be formed prior to the Effective Time to hold Common Shares.

“BN Subco” means a wholly-owned subsidiary of a BN Holdco to be formed prior to the Effective Time to hold a Capital Note.

“BN Subco Note” means a non-interest bearing, Canadian dollar-denominated demand promissory note issued by a BN Subco to the BN Holdco of which it is a wholly-owned subsidiary with a principal amount equal to the principal amount of the Capital Note transferred by such BN Holdco to such BN Subco in Section 3.1(k).

“BRPI” means Brookfield Renewable Power Inc.

“BRPI Note” means a non-interest bearing, Canadian dollar-denominated demand promissory note issued by BN to BRPI with a principal amount equal to the principal amount of the Capital Note transferred by BRPI to BN in Section 3.1(j).

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in both Ontario and British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia.

“Capital Amount” means: (i) for BN, C$4,170,885,270 less the aggregate of the amounts in respect of the BN Holdcos calculated pursuant to (v) below; (ii) for each of Holding 1, Holding 2, Holding 3 and Holding 4, C$104,970,059; (iii) for each of Holding 5 and Holding 6, C$52,485,027; (iv) for BRPI, C$166,407,502; and (v) for each BN Holdco, an aggregate amount equal to C$4.03 for each Common Share owned by them immediately before the Effective Time, or, in each case, such other amount as may be agreed by BN and BAM in writing prior to the Effective Time.

“Capital Note” means a non-interest bearing, Canadian dollar-denominated demand promissory note issued by BAM to a Transferor with a principal amount equal to the Capital Amount for such Transferor.

“Capital Share Number” means the number of BAM Class A Shares equal to the U.S. Dollar Equivalent of the Capital Amount divided by the Trading Price, and rounded down, if necessary, to the nearest whole number.

“Class A LP Units” means the Class A Limited Partnership Units of Holdings (2025) LP.

“Common Shares” means common shares in the capital of BAM ULC.

“Control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the securities, interests or rights only to secure a debt or similar obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or (iii) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning.

“Court” means the Supreme Court of British Columbia.

“DRS” means direct registration system.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date BAM and BN agree upon, acting reasonably, that is within three Business Days following the satisfaction or waiver of the conditions precedent to the completion of the Arrangement, including the granting of the Final Order by the Court.

“Effective Time” means 5:00 p.m. Toronto local time on the Effective Date, or such other time as may be agreed to by BN and BAM.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement, pursuant to Section 291 of the BCBCA, as it may be amended or affirmed prior to the Effective Time by the Court or an appellate court, as the case may be.

“Holding 1” means BN BAM Holding Inc.

“Holding 2” means BN BAM Holding 2 Inc.

“Holding 3” means BN BAM Holding 3 Inc.

“Holding 4” means BN BAM Holding 4 Inc.

“Holding 5” means BN BAM Holding 5 Inc.

“Holding 6” means BN BAM Holding 6 Inc.

“Holdings (2025) LP” means BAM Holdings (2025) LP.

“Interim Order” means the interim order of the Court in respect of the Arrangement, as it may be varied or amended, as contemplated by Section 2.3 of the Arrangement Agreement.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means this plan of arrangement, as amended, varied or supplemented in accordance with the terms hereof, the terms of the Arrangement Agreement or made at the discretion of the Court in the Final Order.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp) C.1, as amended.

“Trading Price” means the volume-weighted average trading price of one BAM Class A Share on the NYSE for a five-day trading period ending on the day prior to the Effective Date.

“Transfer Agent” means TSX Trust Company, BAM’s and BN’s transfer agent.

“Transferors” means, collectively, BN, Holding 1, Holding 2, Holding 3, Holding 4, Holding 5, Holding 6, each BN Holdco and BRPI, each a “Transferor”.

“U.S. Dollar Equivalent” means the amount of United States dollars that could be purchased with the relevant amount of Canadian dollars based on the Bank of Canada daily exchange rate on the Effective Date.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires: (a) words importing the singular shall include the plural and vice versa, (b) words importing the use of either gender shall include both genders and neuter and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4	Date for any Action

If the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of Canada (C$).

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

2.2	Binding Effect

At and after the Effective Time, this Plan of Arrangement shall be binding on: (a) BAM, BAM ULC, the Transferors, each BN Subco and Holdings (2025) LP; and (b) the Transfer Agent, in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted, each of the steps set out below shall occur in the following order without any further act or formality, with each step occurring two minutes after the completion of the immediately preceding step:

Amendments to BAM Articles

(a)	The special rights and restrictions of BAM Class A Shares and BAM Class B Shares will be altered to delete references to “Special Common Shares” in paragraphs 26.3 and 27.2.

(b)	The special rights and restrictions of BAM Class A Shares and BAM Class B Shares will be altered by deleting paragraph 27.4 in its entirety and replacing it with the following:

“In the election of directors, except as provided below, holders of Class A Shares shall be entitled to elect one-half of the board of directors of the Company and holders of Class B Shares shall be entitled to elect the other one-half of the board of directors of the Company. At any time that:

(i)

Brookfield Corporation (or its successor) and its subsidiaries (as defined in the Act) beneficially own a number of Class A Shares that exceeds 50% of the aggregate number of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders, holders of Class A Shares and holders of Class B Shares shall vote together as a single class in the election of the board of directors of the Company at such meeting of shareholders; or

(ii)

Brookfield Corporation (or its successor) and its subsidiaries (as defined in the Act) beneficially own a number of Class A Shares that is not less than 20% but does not exceed 50% of the sum of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders:

(A)	Brookfield Corporation (or its successor) shall be entitled to elect one of the directors who would otherwise be elected by other holders of the Class A Shares at such meeting of shareholders;

(B)

holders of Class A Shares, including Brookfield Corporation (or its successor) solely in respect of any Class A Shares that it and its subsidiaries (as defined in the Act) beneficially own in number that exceeds 20% of the sum of all the issued and outstanding Class A Shares and Class B Shares, shall be entitled to elect one-half of the board of directors of the Company less such number of directors to be elected by Brookfield Corporation (or its successor) under (A) above at such meeting of shareholders; and

(C)	holders of Class B Shares shall be entitled to elect the other one-half of the board of directors of the Company at such meeting of shareholders.”

(c)	The special rights and restrictions of the special common shares in the capital of BAM will be altered by deleting Part 28 in its entirety.

(d)	The special rights and restrictions of the special shares in the capital of BAM will be altered by deleting Part 29 in its entirety.

(e)	The special rights and restrictions of special shares, series 1 in the capital of BAM will be altered by deleting Part 30 in its entirety.

Share Transfers by the Transferors

(f)

Each Transferor will, simultaneously, transfer all of the Common Shares it owns to BAM for a purchase price equal to the fair market value of such Common Shares, and in respect of each such transfer, BAM will satisfy the purchase price for the Common Shares acquired from the Transferor by issuing the Applicable Number of BAM Class A Shares and a Capital Note to such Transferor.

(g)

In respect of the transfer by each Transferor of Common Shares to BAM described in Section 3.1(f) above, the aggregate amount to be added by BAM to the stated capital of the BAM Class A Shares will be an amount equal to the aggregate cost to BAM of the Common Shares acquired from the Transferor (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant), less the principal amount of the Capital Note issued by BAM to the Transferor.

(h)

In respect of the transfer by each Transferor of Common Shares to BAM described in Section 3.1(f) above, BAM and the Transferor will jointly elect, in prescribed form and within the time limits referred to in subsection 85(6) of the Tax Act, to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of Common Shares and, if applicable, BAM and the Transferor will jointly elect under the provisions of any corresponding provincial tax legislation. The agreed amount for the Common Shares specified in the subsection 85(1) election between BAM and the Transferor will be an amount that is: (i) not less than the greater of (A) the “adjusted cost base” for purposes of the Tax Act of the Common Shares to the Transferor immediately prior to the transfer, and (B) the principal amount of the Capital Note issued by BAM to the Transferor, and (ii) not greater than the aggregate fair market value of the Common Shares transferred by the Transferor at the time of the transfer, but otherwise such agreed amount will be as determined by the Transferor in its sole discretion.

Distributions, Transfers and Settlements of Capital Notes

(i)

Each of Holding 1, Holding 2, Holding 3, Holding 4, Holding 5 and Holding 6 will reduce the stated capital of its common shares owned by BN by an amount equal to the principal amount of the Capital Note received by it in Section 3.1(f) above and will effect such reduction in stated capital by transferring the Capital Note to BN.

(j)

BRPI will transfer the Capital Note received by it in Section 3.1(f) above to BN for a purchase price equal to the principal amount of the note, which will be satisfied by BN issuing the BRPI Note to BRPI.

(k)

Each BN Holdco will transfer the Capital Note received by it in Section 3.1(f) above to the BN Subco wholly-owned by it for a purchase price equal to the principal amount of the note, which will be satisfied by the BN Subco issuing a BN Subco Note to BN Holdco.

(l)

Each BN Holdco will subscribe for 100 common shares in the capital of the BN Subco that is wholly-owned by it for a subscription price equal to the principal amount of the BN Subco Note owing by such BN Subco to such BN Holdco, and in full payment and satisfaction of such subscription price and such BN Subco’s obligation under such BN Subco Note, such BN Subco’s obligation under such BN Subco Note will be set off against such BN Holdco’s obligation to pay the subscription price and such BN Subco Note will be cancelled.

(m)

BN will transfer all of the Capital Notes it owns to Holdings (2025) LP for a purchase price equal to the aggregate principal amount of the Capital Notes which will be satisfied by Holdings (2025) LP issuing the Aggregate Capital Unit Number of Class A LP Units to BN.

(n)

Holdings (2025) LP will subscribe for the Aggregate Capital Share Number of BAM Class A Shares for a subscription price equal to the aggregate principal amount of the Capital Notes it owns, and in full payment and satisfaction of such subscription price and BAM’s obligations under the Capital Notes, BAM’s obligations under the Capital Notes will be set off against Holdings (2025) LP’s obligation to pay such subscription price and the Capital Notes will be cancelled. The aggregate amount to be added by BAM to the stated capital of the BAM Class A Shares so issued will be an amount equal to the aggregate principal amount of the Capital Notes acquired by BAM from Holdings (2025) LP.

(o)

Each BN Subco will subscribe for the Capital Share Number of BAM Class A Shares for a subscription price equal to the aggregate principal amount of the Capital Note it owns, and in full payment and satisfaction of such subscription price and BAM’s obligations under the Capital Note, BAM’s obligations under the Capital Note will be set off against such BN Subco’s obligation to pay such subscription price and the Capital Note will be cancelled. The aggregate amount to be added by BAM to the stated capital of the BAM Class A Shares so issued will be an amount equal to the aggregate principal amount of the Capital Note acquired by BAM from each BN Subco.

ARTICLE 4

SHARES

4.1	Registers of Holders

(a)

Upon the transfer of the Common Shares pursuant to subsection 3.1(f) of this Plan of Arrangement: (i) the name of each relevant Transferor will be deemed to be removed from the register of holders of Common Shares; (ii) each Transferor will be deemed to be added to the register of holders of BAM Class A Shares as the holder of the number of BAM Class A Shares issued to each such Transferor pursuant to subsection 3.1(f) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof; and (iii) BAM will be deemed to be added to the register of holders of Common Shares as the holder of the number of Common Shares acquired pursuant to subsection 3.1(f) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

(b)

Upon the satisfaction of the subscription price of the common shares in the capital of the BN Subco pursuant to subsection 3.1(l) of this Plan of Arrangement, the applicable BN Holdco will be deemed to be added to the register of holders of common shares in the capital of the BN Subco as the holder of the 100 common shares issued to the BN Holdco pursuant to subsection 3.1(l) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

(c)

Upon the transfer of the Capital Notes to Holdings (2025) LP pursuant to subsection 3.1(m) of this Plan of Arrangement, BN will be deemed to be added to the register of holders of Class A LP Units as the holder of the number of Class A LP Units issued to BN pursuant to subsection 3.1(m) of this Plan of Arrangement.

(d)

Upon the satisfaction of the subscription price of the BAM Class A Shares by Holdings (2025) LP pursuant to subsection 3.1(n) of this Plan of Arrangement, Holdings (2025) LP will be deemed to be added to the register of holders of BAM Class A Shares as the holder of the number of BAM Class A Shares issued to Holdings (2025) LP pursuant to subsection 3.1(n) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

(e)

Upon the satisfaction of the subscription price of the BAM Class A Shares by each BN Subco pursuant to subsection 3.1(o) of this Plan of Arrangement, BN Subco will be deemed to be added to the register of holders of BAM Class A Shares as the holder of the number of BAM Class A Shares issued to such BN Subco pursuant to subsection 3.1(o) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

4.2	Deemed Fully Paid and Non-Assessable Shares

All BAM Class A Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares or units, as the case may be, for all purposes of the BCBCA.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of DRS Statements

No certificates will be issued in respect of BAM Class A Shares issued pursuant to Section 3.1 of this Plan of Arrangement. As soon as practicable following the Effective Time, the Transfer Agent will deliver to each Transferor, each BN Subco and Holdings (2025) LP one or more DRS statements representing BAM Class A Shares to which such Transferor, BN Subco and Holdings (2025) LP is entitled pursuant to the Arrangement.

5.2	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

5.3	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall apply to any and all BAM Class A Shares issued prior to the Effective Time or pursuant to this Plan of Arrangement;

(b)	the rights and obligations of BAM, BAM ULC, the Transferors, each BN Subco, Holdings (2025) LP and the Transfer Agent shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any BAM Class A Shares or Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

BAM and BN reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be agreed to in writing by each of BAM and BN and filed with the Court, and, if made following the BAM Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by BAM Shareholders and communicated to BAM Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)

Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by BAM and BN, may be proposed by BAM and BN at any time prior to or at the BAM Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the BAM Meeting shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the BAM Meeting will be effective only if it is agreed to in writing by each of BAM and BN and, if required by the Court, by some or all of BAM Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made by BAM and BN without the approval of or communication to the Court or BAM Shareholders, provided that it concerns a matter which, in the reasonable opinion of BAM and BN is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of BAM Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

SCHEDULE B

BAM ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving, among others, Brookfield Asset Management Ltd. (“BAM”), Brookfield Corporation (“BN”) and Brookfield Asset Management ULC (“BAM ULC”), as more particularly described and set forth in the management proxy circular (the “Circular”) of BAM dated November 1, 2024, as the Arrangement may be modified or amended, and all the transactions contemplated thereby are hereby authorized and approved.

2.

The plan of arrangement, as it may be or have been amended (the “Plan of Arrangement”) involving, among others, BAM, BN and BAM ULC, the full text of which is set out in Schedule A of Appendix B to the Circular, is hereby authorized and approved.

3.

The Arrangement Agreement dated October 31, 2024, among BAM, BN and BAM ULC (the “Arrangement Agreement”), and all the transactions contemplated therein, together with the actions of the directors of BAM in approving the Arrangement and the actions of the authorized persons of BAM in executing and delivering the Arrangement Agreement and any amendments thereto, are hereby ratified and approved.

4.

BAM is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of BAM’s class A limited voting shares and class B limited voting shares or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of BAM are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.

Any authorized signatory, officer or director of BAM is hereby authorized and directed for and on behalf of BAM to cause the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the registrar giving effect to the Arrangement, including, as applicable, one or more notices of alteration of notices of articles.

7.

Any authorized signatory, officer or director of BAM is hereby authorized and directed for and on behalf of BAM to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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